UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

TEAM, Inc.
(Name of Issuer)

Common Stock, par value US$0.30 per share
(Title of Class of Securities)

878155100
(CUSIP Number)

December 18, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878155100	SCHEDULE 13G	Page 2 of 10

1	NAME OF REPORTING PERSON APSC Holdco II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,582,949*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,582,949*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,582,949*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.47%†
12	TYPE OF REPORTING PERSON PN

* See Item 4.

† See Item 4.

CUSIP No. 878155100	SCHEDULE 13G	Page 3 of 10

1	NAME OF REPORTING PERSON Atlantic Park Strategic Capital Parallel Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,582,949*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,582,949*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,582,949*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.47%†
12	TYPE OF REPORTING PERSON PN

* See Item 4.

† See Item 4.

CUSIP No. 878155100	SCHEDULE 13G	Page 4 of 10

1	NAME OF REPORTING PERSON GASC APF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,582,949*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,582,949*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,582,949*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.47%†
12	TYPE OF REPORTING PERSON PN

* See Item 4.

† See Item 4.

CUSIP No. 878155100	SCHEDULE 13G	Page 5 of 10

Item 1.	(a)	NAME OF ISSUER

TEAM, Inc. (the “Issuer”).

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

13131 Dairy Ashford, Suite 600, Sugar Land, Texas 77478

Item 2.	(a)	NAMES OF PERSONS FILING

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) APSC Holdco II, L.P. (“APSC Holdco II”);

(ii) Atlantic Park Strategic Capital Parallel Master Fund, L.P. (“Atlantic Park”);

(iii) GASC APF, L.P. (“GASC APF”);

CUSIP No. 878155100	SCHEDULE 13G	Page 6 of 10

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The principal address of each of the Reporting Persons is c/o GASC APF, L.P., 527 Madison Avenue, 25th Floor, New York, NY 10022.

(c)	CITIZENSHIP

(i) APSC Holdco II – Delaware

(ii) Atlantic Park – Delaware

(iii) GASC APF – Delaware

(d)	TITLE OF CLASS OF SECURITIES

Common Stock, par value US$0.30 per share (“Common Stock”)

(e)	CUSIP NUMBER

878155100

CUSIP No. 878155100	SCHEDULE 13G	Page 7 of 10

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

Not applicable.

Item 4.	OWNERSHIP.

As of December 18, 2020, the Reporting Persons owned the following number of the Issuer’s Common Stock:

(i) APSC Holdco II owned of record warrants to purchase 3,582,949 shares of Common Stock or 10.47% of the issued and outstanding shares of Common Stock.

(ii) Atlantic Park owned of record no shares of Common Stock or 0.0% of the issued and outstanding shares of Common Stock.

(iii) GASC APF owned of record no shares of Common Stock or 0.0% of the issued and outstanding shares of Common Stock.

Amount Beneficially Owned:

APSC Holdco II directly holds warrants to purchase 3,582,949 shares of Common Stock (the “Shares”), representing 10.47% of the Issuer’s Common Stock, based on 30,627,882 shares of Common Stock outstanding as of October 30, 2020, as reported by the Issuer in its 10-Q filed with the U.S. Securities and Exchange Commission on November 6, 2020 and assumes the exercise of the warrants held by the Reporting Persons.

Atlantic Park is the sole beneficial owner of APSC Holdco II. Pursuant to an Investment Management Agreement, dated July 6, 2020, Atlantic Park and certain of its affiliates have delegated their voting and dispositive power over their direct and indirect investments (including the Shares) to Iron Park Capital Partners, LP (“Iron Park”) and GASC APF and appointed each of them to jointly act as investment advisers.

Iron Park will file a separate Schedule 13G.

By virtue of the relationship described above, each of the Reporting Persons may be deemed to beneficially own 3,582,949 shares of Common Stock.

Percentage Owned:

All calculation of percentage ownership herein are based on an aggregate of 3,582,949 warrants, issuable upon conversion on a one-to-one basis to shares of Common Stock, owned by the Reporting Persons.

Number of Shares as to Which Such Person Has Sole/Shared Power to Vote or to Direct the Vote and Sole/Shared Power to Dispose or to Direct the Disposition of:

(i)

Each of the Reporting Persons may be deemed to have the sole power to direct the voting and dispositions of the shares of Common Stock as indicated on such Reporting Person’s cover page included herein.

(ii) Each of the Reporting Persons may be deemed to share the power to direct the voting and dispositions of the shares of Common Stock that may be deemed to be owned beneficially by each of them.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

CUSIP No. 878155100	SCHEDULE 13G	Page 8 of 10

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 878155100	SCHEDULE 13G	Page 9 of 10

Exhibit Index

Exhibit A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 878155100	SCHEDULE 13G	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 16, 2021

APSC HOLDCO II, L.P.

By:	/s/ George Fan
	Name:	George Fan
	Title:	Authorized Signatory

ATLANTIC PARK STRATEGIC CAPITAL PARALLEL MASTER FUND, L.P.

By:	Atlantic Park Strategic Capital Fund GP, L.P., its general partner

By:	Atlantic Park UGP, LLC, its general partner

By:	/s/ George Fan
	Name:	George Fan
	Title:	Authorized Signatory

GASC APF, L.P.

By:	GASC APF, LLC, its general partner

By:	General Atlantic Service Company, L.P., its sole member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Chief Financial Officer and Managing Director

EXHIBIT A

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated as of February 16, 2021

APSC HOLDCO II, L.P.

By:	/s/ George Fan
	Name:	George Fan
	Title:	Authorized Signatory

ATLANTIC PARK STRATEGIC CAPITAL PARALLEL MASTER FUND, L.P.

By:	Atlantic Park Strategic Capital Fund GP, L.P., its general partner

By:	Atlantic Park UGP, LLC, its general partner

By:	/s/ George Fan
	Name:	George Fan
	Title:	Authorized Signatory

GASC APF, L.P.

By:	GASC APF, LLC, its general partner

By:	General Atlantic Service Company, L.P., its sole member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Chief Financial Officer and Managing Director